UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

hi/fn, inc.

(Name of Subject Company)

hi/fn, inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Albert E. Sisto

hi/fn, inc.

750 University Avenue

Los Gatos, CA 95032

(408) 399-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

David W. Healy, Esq.

Horace L. Nash, Esq.

Andrew Luh, Esq.

Robert Ricca, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (the “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on March 5, 2009 and as amended on March 6, 2009 (the “Schedule 14D-9”) by hi/fn, inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Hybrid Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Exar Corporation, a Delaware corporation (“Exar”), disclosed in a Tender Offer Statement on Schedule TO, dated March 5, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company common stock at a purchase price of, at the election of each holder of Company common stock, either (i) $4.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes or (ii) 0.3529 shares of Exar common stock and $1.60 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement on Form S-4 filed by Exar on March 5, 2009 in connection with the offer and sale of Exar common stock to holders of shares of Company common stock, and the related Letter of Election and Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii)	PowerPoint slides for presentation to investors on March 11, 2009 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO-T/A filed by Exar Corporation and Purchaser on March 11, 2009).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI/FN, INC.

Dated: March 11, 2009	By:	/s/ Albert E. Sisto
	Name: Title:	Albert E. Sisto Chairman and Chief Executive Officer